UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Angel Oak Credit Opportunities Term Trust

Address of Principal Business Office:

3344 Peachtree Road NW, Suite 1725

Atlanta, GA 30326

Telephone Number (including area code): (404) 953-4900

Name and Address of Agent for Service of Process:

Dory S. Black, President and Principal Executive Officer

Angel Oak Credit Opportunities Term Trust

3344 Peachtree Road NW, Suite 1725

Atlanta, GA 30326

With Copies to:

Douglas P. Dick

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Atlanta and the State of Georgia on the 29th day of January, 2021.

Angel Oak Credit Opportunities Term Trust

By:	/s/ Dory S. Black
Dory S. Black
President and Principal Executive Officer

Attest:	/s/ John Hsu
John Hsu
Secretary